UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Administaff, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
00 7094 105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00 7094 105	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul J. Sarvadi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		142,094 (*)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,884,652 (**)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,094 (*)

WITH	8	SHARED DISPOSITIVE POWER

1,884,652 (**)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,026,746

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(*) Consists of 64,093 exercisable employee stock options (rights to buy); and 78,001 unvested shares of restricted stock.
(**) Consists of 1,186,998 shares held by Our Ship Limited Partnership Ltd.; 575,368 shares held by the Sarvadi Children’s Partnership Ltd.; 19,644 shares held by six education trusts established for the benefit of the children of Paul J. Sarvadi; and 102,642 shares held by Paul J. Sarvadi and Vicki D. Sarvadi JT WROS.

CUSIP No.	00 7094 105	Page	3	of	5	Pages

Item 1.

Item 1(a)	Name of Issuer:	Administaff, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:	19001 Crescent Springs Drive Kingwood, Texas 77339-3802

Item 2.

Item 2(a)	Name of Person Filing:	Paul J. Sarvadi

Item 2(b)	Address of Principal Business Office or, if none, Residence:	19001 Crescent Springs Drive Kingwood, Texas 77339-3802

Item 2(c)	Citizenship:	United States

Item 2(d)	Title of Class of Securities:	Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:	00 7094 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
     Not Applicable.

Item 4.	Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: See Cover Page Item 9

(b)	Percent of Class: See Cover Page Item 11

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Cover Page Item 5

(ii)	Shared power to vote or to direct the vote: See Cover Page Item 6

CUSIP No.	00 7094 105	Page	4	of	5	Pages
(iii)	Sole power to dispose or to direct the disposition of: See Cover Page Item 7

(iv)	Shared power to dispose or to direct the disposition: See Cover Page Item 8

Item 5.	Ownership of Five Percent or Less of a Class
     Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group
     Not Applicable.

Item 10.	Certifications
     Not Applicable.

CUSIP No.	00 7094 105	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/2011
Date

/s/ Paul Sarvadi
Signature
PAUL J. SARVADI Chairman of the Board and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).